Exhibit 12.2

HSBC USA Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in  millions,  except  ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Excluding interest on deposits

Income before cumulative effect of accounting change	$529	$650	$1,258	$941	$855	$354	$569
Income tax expense	307	337	718	570	510	226	339
Less undistributed equity earnings	22	19	21	6	7	9	8
Fixed charges :
Interest on :
Borrowed funds	119	52	132	91	232	337	445
Long-term debt	461	114	380	206	225	281	420
One third of rents, net of income from subleases	8	8	19	17	17	18	22
Total fixed charges	588	174	531	314	474	636	887
Earnings before taxes and cumulative effect of accounting change based on income and fixed charges	$1,402	$1,142	$2,486	$1,819	$1,832	$1,207	$1,787

Total fixed charges (as above)	$588	$174	$531	$314	$474	$636	$887
Preferred dividends	12	11	23	22	23	25	28
Ratio of pretax income to income before cumulative effect of accounting change	1.58	1.52	1.57	1.61	1.60	1.64	1.60
Total preferred stock dividend factor	19	17	36	36	37	41	44
Fixed charges, including preferred stock dividend factor	$607	$191	$567	$350	$511	$677	$931

Ratio of earnings to combined fixed charges and preferred dividends	2.31	5.98	4.38	5.20	3.59	1.78	1.92

Including interest on deposits

Total fixed charges, including preferred stock dividend factor (as above)	$607	$191	$567	$350	$511	$677	$931
Add: Interest on deposits	723	318	825	666	974	1,904	2,334
Fixed charges, including preferred stock dividend factor and interest on deposits	$1,330	$509	$1,392	$1,016	$1,485	$2,581	$3,265

Earnings before taxes and cumulative effect of accounting change based on income and fixed charges (as above)	$1,402	$1,142	$2,486	$1,819	$1,832	$1,207	$1,787
Add: Interest on deposits	723	318	825	666	974	1,904	2,334
Total	$2,125	$1,460	$3,311	$2,485	$2,806	$3,111	$4,121

Ratio of earnings to combined fixed charges and preferred dividends	1.60	2.87	2.38	2.45	1.89	1.21	1.26